LAIDLAW ENERGY GROUP, INC.

90 John Street, 4th Floor
New York, NY 10038

(212) 480-8400

August 2, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Mara L. Ransom, Assistant Director
Dietrich King, Legal Branch Chief
Scott Anderegg, Staff Attorney

Re:	Laidlaw Energy Group, Inc. Registration Statement on Form S-1 (File No. 333-181044)

Dear Sir/Madam:

On August 1, 2012, we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Laidlaw Energy Group, Inc., pursuant to Rule 461 of the Securities Act of 1933, as amended, to August 2, 2012 at 4:45 p.m. Eastern time or as soon thereafter as may be practicable.

We hereby respectfully withdraw that acceleration request.

If you have any questions regarding the foregoing, please contact Stephen E. Fox (212-592-5924) of Herrick, Feinstein LLP.

Very truly yours,

LAIDLAW ENERGY GROUP, INC.

By:	/s/ Michael Bartoszek
Name:	Michael Bartoszek
Title:	CEO